MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at July 26, 2016 and should be read in conjunction with our unaudited condensed interim consolidated financial statements and accompanying notes for the three and six months ended June 30, 2016 and with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2015. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard’s clean-energy fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience and know-how in key areas of fuel cell stack design, operation, and systems integration.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets.

Our business strategy is a two-pronged approach to build shareholder value through the sale and service of power products and the delivery of technology solutions. In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and innovative clean energy power products that reduce customer costs and risks. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel cell programs by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply.

We are based in Canada, with head office, research and development, testing, manufacturing and service facilities in Burnaby, British Columbia. In the United States, we have research and development facilities in Bend, Oregon, and a sales, manufacturing, and research and development facility in Southborough, Massachusetts. We also have a sales, service and research and development facility in Hobro, Denmark.

RECENT DEVELOPMENTS

On July 26, 2016, we announced the signing of a strategic collaboration framework agreement with Zhongshan Broad-Ocean Motor Co., Ltd. (“Broad-Ocean”) that includes a $28.3 million equity investment in Ballard by Broad Ocean. The investment will be made through a subscription and purchase of 17.25 million Ballard common shares issued from treasury at a price per share based on a 20-day volume weighted average price calculation (the calculated price per share is $1.64), and representing approximately 9.9% of Ballard’s outstanding common shares following the transaction. Ballard intends to use the proceeds from the financing for general corporate purposes, including potential funding of future acquisitions or investments in complementary businesses, products or technologies. The investment transaction is expected to close in the third quarter of 2016, subject to customary closing conditions including regulatory approvals. Broad-Ocean is a leading global manufacturer of motors that power small and specialized electric machinery for electric vehicles, including buses, commercial vehicles and passenger vehicles. Broad Ocean produces more than 50 million motors annually for customers on five continents. Ballard and Broad-Ocean are also discussing areas of strategic collaboration that offer the potential to further accelerate and scale the adoption of fuel cell technology and products in China and expect to sign a formal collaboration agreement by year end.

On July 18, 2016, we announced the signing of definitive agreements with Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. (a member of the “Synergy Group”) for the establishment of an FCvelocity®-9SSL fuel cell stack production operation in the City of Yunfu, in Guangdong Province. The fuel cell stacks will be packaged into locally-assembled fuel cell engines and integrated into zero-emission buses and commercial vehicles in China. Subject to closing, which includes the establishment of a joint venture in China, the signing of additional definitive agreements with the joint venture, and customary closing conditions including regulatory approval, the transaction has a contemplated minimum value to Ballard of $168 million over 5-years and includes these key elements:

●	Ballard will receive $18.4 million in Technology Solutions revenue for technology transfer services, production equipment specification and procurement services, training and commissioning support in relation to the establishment of a production line in Yunfu for the manufacture and assembly of FCvelocity®-9SSL fuel cell stacks, with most of this revenue expected to be recognized in 2017;
●	Prior to the closing of the transaction, expected in late-2016, a joint venture will be created in China to undertake the stack manufacturing operations and will be owned 90% by Synergy and 10% by Ballard. Ballard will contribute RMB 20 million (approximately $3.0 million) for its 10% joint venture interest; and
●	On commissioning of the operation, expected in 2017, Ballard will be the exclusive supplier of membrane electrode assemblies (MEAs) for each fuel cell stack manufactured by the joint venture, with minimum annual MEA volume commitments on a “take or pay” basis totaling in excess of $150 million over the initial 5-year term from 2017 to 2021.

On July 11, 2016, we announced the signing of definitive agreements with the Synergy Group for a Technology Solutions transaction to enable Synergy to exclusively manufacture and sell Ballard's direct hydrogen FCgen®-H2PM fuel cell backup power systems in China. Under the agreement, Ballard will license the designs of its 1.7 and 5 kilowatt FCgen®-H2PM systems to Synergy for manufacture in the City of Yunfu in Guangdong Province and for exclusive sales in China. Synergy Group prepaid Ballard an upfront Technology Solutions fee of $2.5 million in the second quarter of 2016 for the license and related technology services. Synergy Group is required to make additional license royalty payments to Ballard for each FCgen®-H2PM system that it manufactures and sells, subject to annual minimums starting in 2018. Ballard will also be the exclusive supplier of air-cooled fuel cell stacks to Synergy Group for use in the FCgen®-H2PM systems that it produces and sells. Technology transfer work performed under these agreements are recorded as Technology Solutions revenues (nil in the second quarter of 2016) whereas sales of fuel cell stacks will be recorded as Backup Power revenues.

During the second quarter of 2016, we completed the sale of certain of our methanol Telecom Backup Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation (“CHEM”), a Taiwanese power equipment company, for a purchase price of up to $6.1 million of which $3 million was paid on closing. The remaining potential purchase price of up to $3.1 million consists of an earn-out arising from sales of methanol Telecom Backup Power systems by CHEM during the 18-month period to November 2017 derived from the sales pipeline transferred to CHEM on closing. During the second quarter of 2016, we recorded a loss on sale of assets of ($0.4) million after estimating the fair value of the remaining potential purchase price of up to $3.1 million to approximate $1.8 million. The final gain (loss) on sale arising from the CHEM transaction is therefore subject to change depending upon the final earn-out amount actually received by Ballard through November 2017. On the closing of this transaction, CHEM received certain assets related to the methanol Telecom Backup Power line of our business including intellectual property rights, and physical assets such as inventory and related product brands. We also transferred to CHEM a number of our engineering, sales, and service employees involved in this business. Ballard continues to retain the company's direct hydrogen fuel cell backup power system assets, primarily in our Dantherm Power subsidiary located in Denmark. The direct hydrogen fuel cell backup power system has since been rebranded FCgen®-H2PM. As noted above, certain designs of the FCgen®-H2PM system were exclusively licensed to Synergy Group for manufacture and sale in China.

In the transaction with CHEM, Ballard also signed a fuel cell stack supply agreement with CHEM which includes minimum sales of $2 million over an 18-month period. Amounts earned under the fuel cell stack supply agreement with CHEM ($0.6 million in the second quarter of 2016) are recorded as Backup Power revenues.

In early 2016, in parallel to our review of strategic alternatives for our methanol Telecom Backup Power assets, we implemented a cost reduction initiative, primarily focused on reducing our operating cost base associated with our methanol Telecom Backup Power activities. As part of this cost reduction initiative, three executives departed from the Company effective March 31, 2016. Responsibilities of the departed executives have been assumed by other management personnel. During the first half of 2016, total restructuring charges of ($2.5) million were expensed as a result of these cost reduction initiatives that included the elimination of approximately 50 positions, including the three executive-level positions, as well as estimated costs associated with the expected closure of the contract manufacturing facility in Tijuana, Mexico. We also recorded impairment losses of ($1.2) million in the first quarter of 2016 related to a write-down of certain methanol Telecom Backup Power intangible assets and property, plant and equipment.

On June 1, 2016, we announced that our subsidiary, Protonex Technology Corporation (“Protonex”), had received a $5.8 million follow-on purchase order for the supply of Squad Power Manager (SPM-622) Special Operations Kits for end customer U.S. Special Operations Command. The purchase order is the largest order in its history and represents follow-on business from the $2.8 million SPM order from the same customer received in December 2015. All products under this new order are expected to be shipped in 2016. The purchase order was issued by the Program Executive Office – Soldier, as part of the Nett Warrior program (“Nett Warrior”). Amounts earned from these agreements ($1.9 million in the second quarter of 2016; $3.1 million in the first half of 2016; $1.7 million in fiscal 2015) are recorded as Portable Power revenues.

On December 31, 2008, we completed a restructuring agreement (“Arrangement”) with Superior Plus Income Fund (“Superior Plus”), whereby Ballard caused its entire business and operations, including all assets and liabilities, to be transferred to a new corporate entity, such that the new corporate entity held all of the same assets, liabilities, directors, management and employees as Ballard formerly had under its old corporate entity, except for its tax attributes. The Arrangement included an indemnification agreement (the "Indemnity Agreement") which set out each party’s continuing obligations to the other including a provision for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. In 2015, we reached agreement and signed mutual releases with Superior Plus as to the full and final amount payable to us under the Indemnity Agreement and received final cash proceeds of $3.3 million (Canadian $4.6 million) in February 2016. The settlement proceeds were recorded as a credit to shareholders’ equity in fiscal 2015 consistent with the accounting of the original transaction in 2008.

On January 21, 2016, we announced the signing of an equipment supply agreement, valued at $12 million, with an existing partner in China, Guangdong Synergy Hydrogen Power Technology Co., Ltd. (a member of the “Synergy Group”) to provide FCvelocityTM-9SSL fuel cell stacks for range extension applications in commercial vehicles in China. Ballard expects to deliver the stacks in 2016 and 2017. Synergy Group will collaborate with Dongfeng Xiangyangtouring Car Co., Ltd. (“DFAC”), which is part of Dongfeng Motor Corporation, a Chinese state-owned automobile manufacturer headquartered in Wuhan. Amounts earned from this agreement ($1.5 million in the second quarter of 2016; $2.6 million in the first half of 2016; nil in fiscal 2015) are recorded as Heavy-Duty Motive revenues.

On November 10, 2015, we announced that we had closed a $5 million strategic equity investment in Ballard by Nisshinbo Holdings Inc. (“Nisshinbo”) in Japan, as previously announced on October 27, 2015. The investment was made through a private placement subscription of approximately 3.3 million Ballard common shares issued from treasury at $1.5049 per share (based on a 10-day volume weighted average share price calculation). Nisshinbo is an “Environmental and Energy Company” providing low-carbon, optimized products across a range of business lines, including chemicals, precision instruments, electronics, automotive brakes, textiles and paper. Nisshinbo has been a long-time leading global supplier of carbon plates, used in the construction of membrane electrode assemblies (“MEA’s”), to the fuel cell industry. On January 20, 2016, we announced that we had received a follow-on purchase order from Nisshinbo for a further phase of a Technology Solutions program related to the development of a breakthrough catalyst technology intended to reduce the cost of certain proton exchange membrane (PEM) fuel cells. The program, now in its seventh phase, has been underway for approximately 2.5 years.

On November 1, 2015, we announced that the signing of a definitive agreement with Tangshan Railway Vehicle Company, Limited (“TRC”) for the development of a new fuel cell module that will be designed to meet the requirements of tram or Modern Ground Rail Transit Equipment applications. This agreement, with a value of approximately $3 million, contemplates that TRC trams will use next-generation Ballard fuel cell power modules designed specifically for the Modern Ground Rail Transit Equipment application, with a target of powering the initial prototype by 2016. The purpose-designed product is expected to deliver at least 200 kilowatts of power. Amounts earned from this agreement ($0.3 million in the second quarter of 2016; $1.0 million in the first half of 2016; $0.5 million in fiscal 2015) are recorded as Technology Solutions revenue.

On October 1, 2015, we completed the acquisition of Protonex, a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. The signing of a definitive agreement to acquire Protonex was previously announced on June 29, 2015. As consideration for the transaction, we assumed and paid certain of Protonex’ debt obligations and transaction costs on closing of approximately $3.8 million, and issued 11.4 million of Ballard shares at fair value of $1.20 per share, or approximately $13.7 million, for total purchase consideration of $17.5 million.

On September 28, 2015, we announced the signing of a joint development agreement and a supply agreement to develop and commercialize a fuel cell engine specifically designed for integration into low floor trams manufactured by CRRC Qingdao Sifang Company, Ltd. (“CRRC Sifang”), a Chinese rolling stock manufacturer. The agreements include delivery expected in 2016 of ten customized FCvelocity® modules and have an initial expected value of approximately $6 million. Ballard plans to develop a new prototype configuration of its FCvelocity® fuel cell module to deliver 200 kilowatts of net power for use in powering trams in urban deployments. An initial deployment of eight fuel cell-powered trams is planned by CRRC Sifang and the City of Foshan on the Gaoming Line starting in 2017. Amounts earned from this agreement ($0.3 million in the second quarter of 2016; $0.7 million in the first half of 2016; nil in fiscal 2015) are recorded as either Heavy-Duty Motive or Technology Solutions revenues depending on the nature of work performed.

On September 25, 2015, we announced the signing of a long-term license and supply agreement with Synergy Group to provide fuel cell power products and technology solutions in support of the planned deployment of approximately 300 fuel cell-powered buses in the cities of Foshan and Yunfu, China. The agreement has an estimated initial value of approximately $17 million expected through 2016, with the opportunity for significant recurring royalties starting in 2017. The agreement includes supply and sale of fully-assembled fuel cell power modules, ready-to-assemble module kits, a technology license for localization of assembly, supply of proprietary fuel cell stacks and long-term recurring royalties leveraged to unit volumes of locally assembled modules. Amounts earned from this agreement ($3.4 million in the second quarter of 2016; $4.8 million in the first half of 2016; $2.9 million in fiscal 2015) are recorded as either Heavy-Duty Motive or Technology Solutions revenues depending on the nature of work performed.

On September 24, 2015, we announced that we are developing, and plan to launch, two new configurations of our FCvelocity®-HD7 fuel cell module in 2016. The two new module configurations will expand Ballard’s product portfolio and provide customers with increased flexibility to address a range of emerging power needs in heavy-duty transit applications, such as buses. Ballard’s latest-generation FCvelocity®-HD7 was launched in a 90kW net power configuration in June 2015 at the UITP World Congress and Exhibition in Milan, Italy. This initial 90kW configuration will typically be used to power large urban transit buses. The two new product configurations are expected to deliver net power of 30kW and 60kW, respectively, and are expected to be launched for customer deployments in 2016 to power smaller buses and provide range extension solutions. During the first half of 2016 and in fiscal 2015, FCvelocity®-HD7 development costs of $0.7 million and $1.4 million, respectively, were capitalized as fuel cell technology intangible assets.

On July 22, 2015, we announced the signing of an agreement to provide a 1 megawatt (1MW) ClearGen™ fuel cell distributed generation system for Hydrogène de France (“HDF”) which will be deployed at an AkzoNobel sodium chlorate chemical plant in Bordeaux Métropole, France. In addition, Ballard will provide engineering services support for the program. The program will be partially funded by the EU Fuel Cells and Hydrogen Joint Undertaking (FCH-JU), with the remaining funding expected to be provided by HDF and its partners. The program agreement is structured in two phases. Under the first phase, targeted for completion in mid-2016, Ballard received an initial payment of €1.7 million to undertake engineering services and core component development work. Under the second phase, targeted for completion in 2017, Ballard is expected to receive an additional €1.7 million for onsite assembly and commissioning, subject to HDF securing necessary funding to complete the project. Amounts earned from this agreement ($0.2 million in the second quarter of 2016; $0.7 million in the first half of 2016; $0.8 million in fiscal 2015) are recorded as Technology Solutions revenue.

On June 8, 2015, we announced the signing of definitive license and supply agreements with Nantong Zehe New Energy Technology Co., Ltd. (“Nantong Zehe”) and Synergy Group to provide fuel cell power products and technology solutions to support the planned deployment of an initial 33 fuel cell-powered buses in two Chinese cities. The agreements have an estimated value of approximately $10 million, the majority of which was recognized in 2015. The agreements include an initial order from Nantong Zehe (announced in April 2015) for the supply of FCvelocity®-HD7 bus power modules to power eight buses in addition to new orders for the supply of additional power products and technology solutions including a non-exclusive license for local assembly of FCvelocity®-HD7 bus power modules for use in clean energy buses in China. In addition, Ballard will be the exclusive supplier of its proprietary fuel cell stacks for use in power modules assembled in China under these agreements. Amounts earned from these agreements ($0.2 million in the second quarter of 2016; $0.4 million in the first half of 2016; $8.6 million in fiscal 2015) are recorded as either Heavy-Duty Motive or Technology Solutions revenues depending on the nature of work performed.

On February 11, 2015, we entered into a transaction with Volkswagen Group (“Volkswagen”) to transfer certain automotive-related fuel cell intellectual property for an aggregate amount of approximately $80 million including the benefits of a two-year extension of our existing technology development and engineering services agreement with Volkswagen previously announced on March 6, 2013 (see below for additional details). Under the transfer agreement (the “Volkswagen IP Agreement”), Ballard transferred to Volkswagen ownership of the automotive-related portion of the fuel cell intellectual property assets previously acquired by us from United Technologies Corporation (“UTC”) on April 24, 2014 (the “UTC Portfolio”), through two separate transactions with Volkswagen for total gross proceeds of $50 million:

(i)	On the closing of the initial transaction on February 23, 2015, Ballard transferred ownership of the automotive-related patents and patent applications of the UTC Portfolio in exchange for gross proceeds of $40 million. This receipt triggered a 25%, or $10.0 million, license fee payment to UTC. Although ownership of the UTC patents and patent applications was transferred to Volkswagen, Ballard received a royalty-free back-license to all of the transferred UTC patents and patent applications for use in all non-automotive applications, in bus applications and in certain limited pre-commercial automotive applications. On the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio in the first quarter of 2015, we recognized a gain on sale of intellectual property of $14.2 million on net proceeds of $29.5 million. We retain a royalty obligation to pay UTC a portion (typically 25%) of all future intellectual property sale and licensing income generated from our intellectual property portfolio until April 2029.
(ii)	On the closing of the second transaction on December 2, 2015, Ballard transferred a copy of the automotive-related know-how of the UTC Portfolio in exchange for gross proceeds receivable of $10 million. This receipt, collected in the first quarter of 2016, triggered a 9%, or $0.9 million, payment to UTC in the first quarter of 2016. On the closing of the sale of a copy of the know-how, Ballard retained full ownership of the UTC know-how including the right to sell additional copies of the know-how to third parties as well as retaining the right to use the know-how in all our applications. On the closing of the sale of a copy of the automotive-related know-how in the fourth quarter of 2015, we recognized an additional gain on sale of intellectual property of $5.4 million on net proceeds of $9.1 million.

On March 6, 2013, we entered into a technology development and engineering services agreement with Volkswagen to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The initial contract term was 4-years commencing in March 2013, with an option by Volkswagen for a 2-year extension. On the closing of the Volkswagen IP Agreement in February 2015, this technology development and engineering services was extended 2-years to February 2019. Over the full 6-years, this technology development and engineering services contract has an estimated value of Canadian $100-140 million and is focused on the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program. Volkswagen also retains an option to further extend this program by 2-years to February 2021. Amounts earned from this agreement ($3.5 million in the second quarter of 2016; $6.5 million in the first half of 2016; $3.7 million in the second quarter of 2015; $7.1 million in the first half of 2015; $14.5 million in fiscal 2015) are recorded as Technology Solutions revenues.

On October 8, 2014, we agreed to a long term supply agreement with Plug Power Inc (“Plug Power”) to provide fuel cell stacks for use in Plug Power’s GenDrive™ systems deployed in forklift trucks. The new supply agreement replaced an existing agreement and runs to the end of 2017, with the provision for two 1-year potential extensions.

OPERATING SEGMENTS

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

As a result of the sale of certain of our methanol Backup Power assets to CHEM as described above, we have renamed the former Telecom Backup Power market as the Backup Power market. The Backup Power market includes revenues associated with our direct hydrogen fuel cell backup power systems, methanol fuel cell backup power systems prior to the CHEM transaction, and fuel cell stacks sold for all backup power applications including those sold to CHEM.

RESULTS OF OPERATIONS – Second Quarter of 2016

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended June 30,

Fuel Cell Products and	2016	2015	$ Change	% Change
Services
Heavy-Duty Motive	$4,748	$639	$4,110	644%
Portable Power	2,899	-	2,899	100%
Material Handling	2,518	2,678	(160)	(6%)
Backup Power	1,613	2,981	(1,368)	(46%)
Technology Solutions	5,869	4,880	989	20%
Revenues	17,647	11,177	6,470	58%
Cost of goods sold	12,525	10,086	2,439	24%
Gross Margin	$5,122	$1,091	$4,031	369%
Gross Margin %	29%	10%	n/a	19 pts

Fuel Cell Products and Services Revenues of $17.6 million for the second quarter of 2016 increased 58%, or $6.5 million, compared to the second quarter of 2015. The 58% increase was driven by higher Heavy-Duty Motive, Portable Power and Technology Solutions revenues, which more than offset a decline in Backup Power revenues as Material Handling revenues were relatively flat.

Technology Solutions revenues of $5.8 million increased $1.0 million, or 20%, due primarily to new engineering services work performed in 2016 on the TRC and CRRC Sifang tram projects, the HDF distributed generation project, and on the Synergy Group bus agreement. These increases more than offset a minor decline in Volkswagen service revenues which were negatively impacted by approximately ($0.2) million in the second quarter of 2016, as compared to the second quarter of 2015, as a result of an approximate (5%) lower Canadian dollar, relative to the U.S. dollar, as the Volkswagen Agreement is priced in Canadian dollars. The underlying costs to satisfy the Volkswagen Agreement are primarily denominated in Canadian dollars.

Heavy-Duty Motive revenues of $4.8 million increased $4.1 million, or 647%, due to significantly higher shipments in the second quarter of 2016 of FCvelocityTM-9SSL fuel cell stacks, FCvelocity®-HD7 bus power modules, and FCvelocity®-HD7 bus module part kits, primarily to Synergy Group and other customers in China.

Portable Power revenues of $2.9 million in the second quarter of 2016 were generated by Protonex, a company we acquired on October 1, 2015. Protonex is a leading designer and manufacturer of advanced power management products and portable fuel cell solutions for military applications. Revenues in the quarter were positively impacted by shipments of Squad Power Manager (SPM-622) Special Operations Kits for end customer U.S. Special Operations Command under the Nett Warrior program.

Material Handling revenues of $2.5 million decreased ($0.2) million, or (6%), primarily as a result of slightly lower stack shipments to Plug Power.

Backup Power revenues of $1.6 million decreased ($1.4) million, or (46%), due primarily to a significant decline in shipments of methanol-based backup power systems as we continued to review strategic alternatives for our methanol Telecom Backup Power business, ultimately resulting in the CHEM transaction. This decrease, combined with a minor decrease in sales of hydrogen-based backup power stacks, more than offset revenue increases as a result of higher shipments of hydrogen-based backup power systems.

Fuel Cell Products and Services gross margins improved to $5.1 million, or 29% of revenues, for the second quarter of 2016, compared to $1.1 million, or 10% of revenues, for the second quarter of 2015. The significant improvement in gross margin of $4.0 million, or 369%, was driven by the 58% increase in overall revenues combined with a shift to higher margin product and service revenue resulting in a 19 point improvement in gross margin as a percent of revenues.

Gross margin in the second quarter of 2016 benefited from the increase in shipments of higher margin Heavy-Duty Motive products and services, by the increase in higher margin Technology Solutions revenues, and by the increase in higher margin Portable Power shipments and services as a result of the recent acquisition of Protonex. Gross margin in the second quarter of 2016 also benefited from positive net warranty adjustments of $0.2 million, partially offset by negative inventory impairments in the second quarter of 2016 of ($0.1) million. Gross margin in the second quarter of 2015 was negatively impacted by negative net warranty and inventory adjustments of ($0.2) million.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2016	2015	$ Change	% Change
Research and Product
Development (operating cost)	$4,447	$2,996	$1,451	48%
General and Administrative
(operating cost)	2,232	2,002	230	11%
Sales and Marketing (operating cost)	1,743	1,742	1	0%
Cash Operating Costs	$8,422	$6,740	$1,682	25%

Cash Operating Costs and its components of Research and Product Development (operating cost), General and Administrative (operating cost), and Sales and Marketing (operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures section and the reconciliation of Research and Product Development (operating cost), General and Administrative (operating cost), and Sales and Marketing (operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the second quarter of 2016 were $8.4 million, an increase of $1.7 million, or 25%, compared to the second quarter of 2015. The $1.7 million, or 25%, increase was driven primarily by the acquisition of Protonex on October 1, 2015, which contributed $1.9 million of Cash Operating Costs in the quarter.

Higher continuation engineering and prototyping expenses in the second quarter of 2016 related to the ongoing and continual improvement of all of our fuel cell products, were more than offset by cost reductions as a result of the Company’s rationalization and renewal initiatives undertaken in the first quarter of 2016 which were primarily focused on reducing our operating cost base associated with methanol Telecom Backup Power activities including significant reductions in engineering, sales and marketing efforts associated with this market, and by lower labour costs in Canada as a result of an approximate (5%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

As noted above, operating costs in the second quarter of 2016 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (5%), or (6) basis points, lower in the first quarter of 2016 as compared to the first quarter of 2015, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $0.4 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2016	2015	$ Change	% Change
Adjusted EBITDA	$(2,921)	$(4,846)	$1,925	40%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the second quarter of 2016 was ($2.9) million, compared to ($4.8) million for the second quarter of 2015. The $1.9 million reduction in Adjusted EBITDA loss in the second quarter of 2016 was driven by the $4.0 million increase in gross margin as a result of the 58% increase in overall revenues combined with the 19 point improvement in gross margin as a percent of revenues. This improvement was partially offset by the increase in Cash Operating Costs of ($1.7) million primarily as a result of the acquisition of Protonex, and by higher restructuring expenses of ($0.3) million associated with the expected closure of the contract manufacturing facility in Tijuana, Mexico post the CHEM transaction that are included in other operating expenses.

Net income (loss) attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2016	2015	$ Change	% Change
Net income (loss) attributable to Ballard	$(5,810)	$(7,342)	$1,532	21%
from continuing operations

Net loss attributable to Ballard from continuing operations for the second quarter of 2016 was ($5.8) million, or ($0.04) per share, compared to a net loss of ($7.3) million, or ($0.06) per share, in the second quarter of 2015. The $1.5 million reduction in net loss was driven by the reduction in Adjusted EBITDA loss of $1.9 million, combined with a reduction in stock-based compensation of $0.4 million as a result of the Company’s rationalization and renewal initiatives undertaken in the first quarter of 2016 which included the elimination of three executive and several other positions. These net income benefits in the second quarter 2016 were partially offset by an increase in finance and other income (loss) of ($0.7) million in 2016 related primarily to foreign exchange losses.

Net loss attributable to Ballard in the second quarter of 2016 was also negatively impacted by a loss on sale of assets of ($0.4) million recognized on the closing of the CHEM transaction. Net income attributable to Ballard in the second quarter of 2015 was negatively impacted by acquisition costs related to the Protonex acquisition of ($0.3) million. Excluding the impact from acquisition costs, impairment recoveries on trade receivables, and transactional gains and losses on intangible assets and property, plant and equipment, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the second quarter of 2016 was ($5.5) million, or ($0.04) per share, compared to ($7.0) million, or ($0.05) per share, for the second quarter of 2015.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2016	2015	$ Change	% Change
Cash (used in) provided by operating	$(3,921)	$(5,285)	$1,364	26%
activities

Cash used by operating activities in the second quarter of 2016 was ($3.9) million, consisting of cash operating losses of ($3.7) million and net working capital outflows of ($0.2) million. Cash used by operating activities in the second quarter of 2015 was ($5.3) million, consisting of cash operating losses of ($5.5) million, partially offset by net working capital inflows of $0.2 million. The $1.4 million reduction in cash used by operating activities in the second quarter of 2016, as compared to the second quarter of 2015, was driven by the relative improvement in cash operating losses of $1.8 million, partially offset by the relative increase in working capital requirements of ($0.5) million. The $1.8 million decline in cash operating losses in the second quarter of 2016 was due primarily to the $1.9 million reduction in Adjusted EBITDA loss.

The total change in working capital of ($0.2) million in the second quarter of 2016 was driven by higher accounts receivable of ($4.7) million primarily as a result of the timing of Material Handling, Technology Solutions and Portable Power revenues and the related customer collections, and by higher inventory of ($2.4) million primarily to support expected Heavy-Duty Motive and Power Products shipments to customers in the second half of 2016. These second quarter of 2016 working capital outflows were partially offset by higher deferred revenue of $5.8 million as we collected pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed, and by lower prepaid expenses of $1.2 million due primarily to the timing of certain purchases and supplier payments.

This compares to a total change in working capital of $0.2 million in the second quarter of 2015 which was driven by higher deferred revenue of $4.3 million as we collected prepayments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed. These second quarter of 2015 working capital inflows were partially offset by higher accounts receivable of ($2.1) million primarily as a result of the timing of Backup Power revenues and the related customer collections, by higher inventory of ($0.8) million primarily as a result of delayed but expected Backup Power system shipments, and by higher prepaid expenses of ($1.0) million related primarily to the timing of annual insurance and property tax renewals.

RESULTS OF OPERATIONS – Six months ended June 30, 2016

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Fuel Cell Products and	2016	2015	$ Change	% Change
Services
Heavy-Duty Motive	$8,018	$2,322	$5,696	245%
Portable Power	5,455	-	5,455	100%
Material Handling	6,590	5,245	1,345	26%
Backup Power	1,941	3,577	(1,636)	(46%	)
Technology Solutions	11,947	9,296	2,651	29%
Revenues	33,951	20,440	13,511	66%
Cost of goods sold	25,547	18,332	7,215	39%
Gross Margin	$8,404	$2,108	$6,296	299%
Gross Margin %	25%	10%	n/a	15 pts

Fuel Cell Products and Services Revenues of $34.0 million for the first half of 2016 increased 66%, or $13.5 million, compared to the first half of 2015. The 66% increase was driven by higher Heavy-Duty Motive, Portable Power, Technology Solutions and Material Handling revenues, which more than offset a decline in Backup Power revenues.

Technology Solutions revenues of $11.9 million increased $2.6 million, or 28%, due primarily to new engineering services work performed in 2016 on the TRC and CRRC Sifang tram projects, the HDF distributed generation project, and on the Synergy Group bus agreement. These increases more than offset a minor decline in Volkswagen service revenues which were negatively impacted by approximately ($0.5) million in the first half of 2016, as compared to the first half of 2015, as a result of an approximate (8%) lower Canadian dollar, relative to the U.S. dollar, as the Volkswagen Agreement is priced in Canadian dollars. The underlying costs to satisfy the Volkswagen Agreement are primarily denominated in Canadian dollars.

Heavy-Duty Motive revenues of $8.0 million increased $5.7 million, or 245%, due to significantly higher shipments in the first half of 2016 of FCvelocityTM-9SSL fuel cell stacks for range extension applications, FCvelocity®-HD7 bus power modules, and FCvelocity®-HD7 bus module part kits, primarily to Synergy Group and other customers in China.

Material Handling revenues of $6.6 million increased $1.3 million, or 26%, primarily as a result of higher stack shipments to Plug Power.

Portable Power revenues of $5.5 million in the first half of 2016 were generated by Protonex, a company we acquired on October 1, 2015. Protonex is a leading designer and manufacturer of advanced power management products and portable fuel cell solutions for military applications. Revenues in 2015 were positively impacted by shipments of Squad Power Manager (SPM-622) Special Operations Kits for end customer U.S. Special Operations Command under the Nett Warrior program.

Backup Power revenues of $1.9 million decreased ($1.6) million, or (46%), due primarily to a significant decline in shipments of methanol-based backup power systems as we continued to review strategic alternatives for our methanol Telecom Backup Power business, ultimately resulting in the CHEM transaction. This decrease, combined with a minor decrease in sales of hydrogen-based backup power stacks, more than offset revenue increases as a result of higher shipments of hydrogen-based backup power systems.

Fuel Cell Products and Services gross margins improved to $8.4 million, or 25% of revenues, for the first half of 2016, compared to $2.1 million, or 10% of revenues, for the first half of 2015. The significant improvement in gross margin of $6.3 million, or 299%, was driven by the 66% increase in overall revenues combined with a shift to higher margin product and service revenue resulting in a 15 point improvement in gross margin as a percent of revenues.

Gross margin in the first half of 2016 benefited from the increase in shipments of higher margin Heavy-Duty Motive products and services, by the increase in higher margin Technology Solutions revenues, and by the increase in higher margin Portable Power shipments and services as a result of the recent acquisition of Protonex. Gross margin in the first half of 2015 benefited from positive net warranty adjustments of $0.9 million related primarily to fuel cell bus contractual warranty expirations, partially offset by negative inventory impairments in the first half of 2015 of ($0.1) million related primarily to excess and obsolete inventory. There were nominal net warranty and inventory adjustments impacting gross margin in the first half of 2016.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2016	2015	$ Change	% Change
Research and Product
Development (operating cost)	$8,961	$7,025	$1,936	28%
General and Administrative
(operating cost)	5,163	4,250	913	21%
Sales and Marketing (operating cost)	3,662	3,335	327	10%
Cash Operating Costs	$17,786	$14,610	$3,176	22%

Cash Operating Costs and its components of Research and Product Development (operating cost), General and Administrative (operating cost), and Sales and Marketing (operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures section and the reconciliation of Research and Product Development (operating cost), General and Administrative (operating cost), and Sales and Marketing (operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the first half of 2016 were $17.8 million, an increase of $3.2 million, or 22%, compared to the first half of 2015. The $3.2 million, or 22%, increase in 2016 was driven primarily by the acquisition of Protonex on October 1, 2015, which contributed $3.9 million of Cash Operating Costs in the quarter.

Higher continuation engineering and prototyping expenses in the second quarter of 2016 related to the ongoing and continual improvement of all of our fuel cell products, were more than offset by cost reductions as a result of the Company’s rationalization and renewal initiatives undertaken in the first quarter of 2016 which were primarily focused on reducing our operating cost base associated with methanol Telecom Backup Power activities including significant reductions in engineering, sales and marketing efforts associated with this market, by the capitalization in the first half of 2016 of ($0.7) million of FCvelocity®-HD7 development costs as fuel cell technology intangible assets, and by lower labour costs in Canada as a result of an approximate (8%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

As noted above, operating costs in the first half of 2016 benefited from the positive impact of a weaker Canadian dollar, relative to the U.S. dollar. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, operating expenses and Adjusted EBITDA are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (8%), or (10) basis points, lower in the first half of 2016 as compared to the first half of 2015, positive foreign exchange impacts on our Canadian operating cost base and Adjusted EBITDA were approximately $1.0 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.2 million to $0.3 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2016	2015	$ Change	% Change
Adjusted EBITDA	$(10,125)	$(9,918)	$(207)	(2%	)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the first half of 2016 was ($10.1) million, compared to ($9.9) million for the first half of 2015. The ($0.2) million increase in Adjusted EBITDA loss in 2016 was driven by the increase in Cash Operating Costs of ($3.2) million primarily as a result of the acquisition of Protonex, by higher restructuring expenses of ($2.5) million incurred as a result of the Company’s rationalization and renewal initiatives undertaken in the first quarter of 2016 which were primarily focused on reducing our operating cost base associated with methanol Telecom Backup Power activities, and by lower recoveries on impairment losses on trade receivables of ($0.8) million. These Adjusted EBITDA pressures in the first half of 2016 were partially offset by the increase in gross margin of $6.3 million as a result of the 66% increase in overall revenues combined with the 15 point improvement in gross margin as a percent of revenues.

Net income (loss) attributable to Ballard

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2016	2015	$ Change	% Change
Net income (loss) attributable to Ballard	$(15,804)	$(325)	$(15,479)	(4763%	)
from continuing operations

Net loss attributable to Ballard from continuing operations for the first half of 2016 was ($15.8) million, or ($0.10) per share, compared to a net loss of ($0.3) million, or $0.00 per share, in the first half of 2015. The ($15.5) million increase in net loss in 2016 was driven by the reduction in gain on sale of intellectual property of ($14.2) million as we recognized a significant gain of $14.2 million in the first quarter of 2015 on the closing of the initial tranche of the Volkswagen IP Agreement, and by an increase in impairment losses of ($1.2) million as we wrote-down certain methanol Telecom Backup Power assets in the first quarter of 2016 while we continued to review strategic alternatives for our methanol Telecom Backup Power assets prior to concluding the transaction with CHEM in the second quarter of 2016.

Net loss attributable to Ballard in the first half of 2016 was positively impacted by net impairment recoveries on trade receivables of $0.3 million, negatively impacted by the above noted impairment loss of ($1.2) million related to a write-down of methanol Telecom Backup Power intangible assets and property, plant and equipment, and negatively impacted by a loss on sale of assets of ($0.4) million recognized on the closing of the CHEM transaction. Net income attributable to Ballard in the first half of 2015 was positively impacted by the above noted gain on sale of intellectual property of $14.2 million, positively impacted by net impairment recoveries on trade receivables of $1.0 million, and negatively impacted by acquisition costs related to the Protonex acquisition of ($0.3) million. Excluding the impact of the gain on sale of intellectual property and the impact from acquisition costs, impairment recoveries on trade receivables, asset impairment charges, and transactional gains and losses on intangible assets and property, plant and equipment, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the first half of 2016 was ($14.5) million, or ($0.09) per share, compared to ($15.2) million, or ($0.12) per share, for the first half of 2015.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interests in the losses of Dantherm Power related to their 43% equity interest in Dantherm Power. Net loss attributed to non-controlling interests for the first half of 2016 was ($0.6) million, consistent with the first half of 2015.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2016	2015	$ Change	% Change
Cash (used in) provided by operating	$(11,405)	$(10,665)	$(740)	(7%	)
activities

Cash used in operating activities in the first half of 2016 was ($11.4) million, consisting of cash operating losses of ($11.1) million and net working capital outflows of ($0.3) million. Cash used in operating activities in the first half of 2015 was ($10.7) million, consisting of cash operating losses of ($11.3) million partially offset by net working capital inflows of $0.6 million. The ($0.7) million increase in cash used by operating activities in the first half of 2016, as compared to the first half of 2015, was driven by the relative increase in working capital requirements of ($0.9) million, partially offset by the reduction in cash operating losses of $0.2 million. The $0.2 million reduction in cash operating losses in the first half of 2016 was due primarily to lower impairment recoveries on trade receivables of $0.8 million, partially offset by a $(0.2) million increase in Adjusted EBITDA loss.

The total change in working capital of ($0.3) million in the first half of 2016 was driven by higher inventory of ($5.1) million primarily to support expected Heavy-Duty Motive and Power Products shipments to customers in the second half of 2016, and by higher accounts receivable of ($3.8) million primarily as a result of the timing of Material Handling, Technology Solutions and Portable Power revenues and the related customer collections. These first half of 2016 working capital outflows were partially offset by higher deferred revenue of $7.4 million as we collected pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed, and by higher accounts payable and accrued liabilities of $2.8 million due primarily to restructuring expenses which will be paid over 2016 and 2017.

This compares to a total change in working capital of $0.6 million in the first half of 2015 which was driven by higher deferred revenue of $6.3 million as we collected pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed, and by lower accounts receivable of $2.8 million primarily as a result of the timing of revenues and the related customer collections. These first half of 2015 working capital inflows were partially offset by higher inventory of ($3.9) million primarily as a result of delayed but expected Backup Power system shipments, by lower accrued warranty provisions of ($2.1) million due primarily to fuel cell bus warranty contract expirations and customer service related expenses incurred in our Backup Power market in Asia, by lower accounts payable and accrued liabilities of ($1.2) million as a result of the timing of supplier payments and annual compensation awards, and by higher prepaid expenses of ($1.2) million related primarily to the timing of annual insurance and property tax renewals.

OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Research and product development	2016	2015	$ Change	% Change
Research and product development expense	$5,241	$3,871	$1,370	35%
Less: Depreciation and amortization expense	$(498)	$(470)	$(28)	(6%	)
Less: Stock-based compensation expense	$(296)	$(405)	$109	27%
Research and Product Development (operating	$4,447	$2,996	$1,451	48%
cost)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Research and product development	2016	2015	$ Change	% Change
Research and product development expense	$10,643	$8,723	$1,920	22%
Less: Depreciation and amortization expense	$(1,138)	$(1,051)	$(87)	(8%	)
Less: Stock-based compensation expense	$(544)	$(647)	$103	16%
Research and Product Development (operating	$8,961	$7,025	$1,936	28%
cost)

Research and Product Development (operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the Non-GAAP Measures section.

Research and product development expenses for the three months ended June 30, 2016 were $5.2 million, an increase of $1.3 million, or 35%, compared to the corresponding period of 2015. Excluding depreciation and amortization expense of ($0.5) million in each of the periods, and excluding stock-based compensation expense of ($0.3) million and ($0.4) million, respectively, in each of the periods, research and product development operating costs (see Supplemental Non-GAAP Measures) were $4.4 million in the second quarter of 2016, an increase of $1.5 million, or 48%, compared to the second quarter of 2015.

The $1.5 million, or 48%, increase in research and development operating costs (see Supplemental Non-GAAP Measures) in the second quarter of 2016 was driven primarily by the acquisition of Protonex on October 1, 2015, which contributed $1.5 million of research and product development expense in the quarter. Higher continuation engineering and prototyping expenses in the second quarter of 2016 related to the ongoing and continual improvement of all of our fuel cell products, were offset by lower methanol Telecom Backup Power engineering expenses due to cost reduction initiatives undertaken in the first quarter of 2016 and culminating with the CHEM transaction, and by lower labour costs in Canada as a result of an approximate (5%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. In addition, government funding recoveries were also improved in the second quarter of 2016 as we successfully completed the 5-year, $7.2 million Canadian, award agreement from Sustainable Development Technology Canada (“SDTC”) to assist us with extending the operating life and lowering the product cost of FCgen™-1300 fuel cell stack and demonstrating the technology in the Ballard’s CLEARgen™ distributed generation system at the Toyota Motor Sales U.S.A., Inc. sales and marketing headquarters campus in Torrance, California.

Research and product development expenses for the six months ended June 30, 2016 were $10.6 million, an increase of $1.9 million, or 22%, compared to the corresponding period of 2015. Excluding depreciation and amortization expense of ($1.1) million in each of the periods, and excluding stock-based compensation expense of ($0.5) million and ($0.6) million, respectively, in each of the periods, research and product development operating costs (see Supplemental Non-GAAP Measures) were $9.0 million in the first half of 2016, an increase of $1.9 million, or 28%, compared to the first half of 2015.

The $1.9 million, or 28%, increase in research and development operating costs (see Supplemental Non-GAAP Measures) in 2016 was driven primarily by the acquisition of Protonex on October 1, 2015, which contributed $2.4 million of research and product development operating expense in the first half of 2016, and by higher continuation engineering and prototyping expenses in the first half of 2016 related to the ongoing and continual improvement of all of our fuel cell products. These cost pressures in 2016 were partially offset by lower methanol Telecom Backup Power engineering expenses due to cost reduction initiatives undertaken in the first quarter of 2016 and culminating with the CHEM transaction, the capitalization in the first half of 2016 of ($0.7) million of FCvelocity®-HD7 development costs as fuel cell technology intangible assets, and by lower labour costs in Canada as a result of an approximate (8%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base. In addition, government funding recoveries were also improved in 2016 due to increased government funding recoveries in Denmark by Dantherm Power, and by increases in Canada as we successfully completed the 5-year, $7.2 million Canadian, award agreement from Sustainable Development Technology Canada (“SDTC”) to assist us with extending the operating life and lowering the product cost of FCgen™-1300 fuel cell stack and demonstrating the technology in the Ballard’s CLEARgen™ distributed generation system at the Toyota Motor Sales U.S.A., Inc. sales and marketing headquarters campus in Torrance, California.

Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

Depreciation and amortization expense included in research and product development expense for the three and six months ended June 30, 2016 was $0.5 million and $1.1 million, relatively consistent with the corresponding periods of 2015. Depreciation and amortization expense relates primarily to amortization expense on our intangible assets and depreciation expense on our research and product development equipment. Minor increases in depreciation and amortization expense in 2016 as a result of the acquisition of Protonex on October 1, 2015 and the resulting amortization of acquired intangible assets over their estimated useful lives of 15 to 20 years, was offset by declines in amortization expense in 2016 as a result of the write-down of our remaining methanol Telecom Backup Power intangible assets and property, plant and equipment in the first quarter of 2016.

Stock-based compensation expense included in research and product development expense for the three and six months ended June 30, 2016 was $0.3 million and $0.5 million, respectively, compared to $0.4 million and $0.6 million, respectively, for the corresponding periods of 2015. The reduction in 2016 was due primarily to the Company’s rationalization and renewal initiatives undertaken in the first quarter of 2016 which included the elimination of three executive and several other positions.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
General and administrative	2016	2015	$ Change	% Change
General and administrative expense	$2,642	$2,578	$64	2%
Less: Depreciation and amortization expense	$(93)	$(47)	$(46)	(98%	)
Less: Stock-based compensation expense	$(317)	$(529)	$212	40%
General and Administrative (operating cost)	$2,232	$2,002	$230	11%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
General and administrative	2016	2015	$ Change	% Change
General and administrative expense	$6,152	$5,224	$928	18%
Less: Depreciation and amortization expense	$(193)	$(91)	$(102)	(112%	)
Less: Stock-based compensation expense	$(796)	$(883)	$87	10%
General and Administrative (operating cost)	$5,163	$4,250	$913	21%

General and Administrative (operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (operating cost) adjusts General and administrative expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to General and administrative expense in the Non-GAAP Measures section.

General and administrative expenses for the three months ended June 30, 2016 were $2.6 million, an increase of $0.1 million, or 2%, compared to the corresponding period of 2015. Excluding relatively insignificant depreciation and amortization expense in each of the periods, and excluding stock-based compensation expense of ($0.3) million and ($0.5) million, respectively, in each of the periods, general and administrative operating costs (see Supplemental Non-GAAP Measures) were $2.2 million in the second quarter of 2016, an increase of $0.2 million, or 11%, compared to the second quarter of 2015.

The $0.2 million, or 11%, increase in general and administrative operating costs (see Supplemental Non-GAAP Measures) in the second quarter of 2016 was driven primarily by the acquisition of Protonex on October 1, 2015, which contributed $0.1 million of general and administrative operating expense in the quarter, combined with slightly higher Dantherm Power legal expenses. These cost pressures in the second quarter of 2016 were partially offset by lower labour costs in Canada as a result of an approximate (5%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

General and administrative expenses for the six months ended June 30, 2016 were $5.2 million, an increase of $0.9 million, or 21%, compared to the corresponding period of 2015. Excluding depreciation and amortization expense of ($0.2) million and ($0.1) million, respectively, and excluding stock-based compensation expense of ($0.8) million and ($0.9) million, respectively, in each of the periods, general and administrative operating costs (see Supplemental Non-GAAP Measures) were $5.2 million in the first half of 2016, an increase of $0.9 million, or 21%, compared to the first half of 2015.

The $0.9 million, or 21%, increase in general and administrative operating costs (see Supplemental Non-GAAP Measures) in 2016 was driven primarily by the acquisition of Protonex on October 1, 2015, which contributed $0.9 million of general and administrative operating expense in the first half of 2016, combined with slightly higher legal and human resource expenses. These cost pressures in the first half of 2016 were partially offset by lower labour costs in Canada as a result of an approximate (8%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base, and by lower patent renewal costs.

Depreciation and amortization expense included in general and administrative expense for the three and six months ended June 30, 2016 was nominal and relates primarily to depreciation expense on our office and information technology equipment and was relatively minor in each of the periods.

Stock-based compensation expense included in general and administrative expense for the three and six months ended June 30, 2016 was $0.3 million and $0.8 million, respectively, compared to $0.5 million and $0.9 million, respectively, for the corresponding periods of 2015. The reduction in 2016 was due primarily to the Company’s rationalization and renewal initiatives undertaken in the first quarter of 2016 which included the elimination of three executive and several other positions.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Sales and marketing	2016	2015	$ Change	% Change
Sales and marketing expense	$1,911	$1,992	$(81)	(4%	)
Less: Depreciation and amortization expense	$(1)	$-	$(1)	(100%	)
Less: Stock-based compensation expense	$(167)	$(251)	$84	33%
Sales and Marketing (operating cost)	$1,743	$1,741	$2	0%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
General and administrative	2016	2015	$ Change	% Change
Sales and marketing expense	$3,977	$3,749	$228	6%
Less: Depreciation and amortization expense	$(3)	$-	$(3)	(100%	)
Less: Stock-based compensation expense	$(312)	$(414)	$102	25%
Sales and Marketing (operating cost)	$3,662	$3,335	$327	10%

Sales and Marketing (operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the Non-GAAP Measures section.

Sales and marketing expenses for the three months ended June 30, 2016 were $1.9 million, a decrease of ($0.1) million, or (4%), compared to the corresponding period of 2015. Excluding stock-based compensation expense of ($0.2) million and ($0.3) million, respectively, in each of the periods, sales and marketing operating costs (see Supplemental Non-GAAP Measures) were $1.7 million for the second quarter of 2016 and 2015.

Sales and marketing operating costs (see Supplemental Non-GAAP Measures) were flat quarter over quarter, as increases in the second quarter of 2016 as a result of the acquisition of Protonex on October 1, 2015, which contributed $0.4 million of sales and marketing operating costs in the quarter, were primarily offset by cost reductions as a result of the Company’s rationalization and renewal initiatives undertaken in the first quarter of 2016 which were primarily focused on reducing our operating cost base associated with methanol Telecom Backup Power activities including significant reductions in our sales and marketing efforts associated with this market. In addition, sales and marketing expense in the second quarter of 2016 were positively impacted by lower labour costs in Canada as a result of an approximate (5%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Sales and marketing expenses for the six months ended June 30, 2016 were $4.0 million, an increase of $0.2 million, or 6%, compared to the corresponding period of 2015. Excluding stock-based compensation expense of ($0.3) million and ($0.4), respectively, in each of the periods, sales and marketing operating costs (see Supplemental Non-GAAP Measures) were $3.7 million in the first half of 2016, an increase of $0.3 million, or 10% compared to the first half of 2015.

The $0.3 million, or 10% increase in sales and marketing operating costs (see Supplemental Non-GAAP Measures) in 2016 was driven primarily by the acquisition of Protonex on October 1, 2015, which contributed $0.8 million of sales and marketing operating costs in the first half of 2016. This cost pressure in the first half of 2016 was partially offset by cost reductions as a result of the Company’s rationalization and renewal initiatives undertaken in the first quarter of 2016 which were primarily focused on reducing our operating cost base associated with methanol Telecom Backup Power activities including significant reductions in our sales and marketing efforts associated with this market. In addition, sales and marketing expense in the first half of 2016 were positively impacted by lower labour costs in Canada as a result of an approximate (8%) lower Canadian dollar, relative to the U.S. dollar, and the resulting positive impact on our Canadian operating cost base.

Stock-based compensation expense included in sales and marketing expense for the three and six months ended June 30, 2016 was $0.2 million and $0.3 million, respectively, compared to $0.3 million and $0.4 million, respectively, for the corresponding periods of 2015. The reduction in 2016 was due primarily to the Company’s rationalization and renewal initiatives undertaken in the first quarter of 2016 which included the elimination of three executive and several other positions.

Other expense (recovery) for the three and six months ended June 30, 2016 was $0.3 million and $2.3 million, respectively, compared to $0.3 million and ($0.7) million, respectively for the corresponding periods of 2015. The following tables provide a breakdown of other expense (recovery) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2016	2015	$ Change	% Change
Impairment loss (recovery) on trade
receivables	$(64)	$8	$(72)	(900%	)
Restructuring expense (recovery)	313	(13)	326	2508%
Acquisition charges	21	300	(279)	(93%	)
Other expenses (recovery)	$270	$295	$(25)	(8%	)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2016	2015	$ Change	% Change
Impairment loss (recovery) on trade
receivables	$(251)	$(1,011)	$760	75%
Restructuring expense	2,515	(13)	2,528	19446%
Acquisition charges	43	300	(257)	(86%	)
Other expenses (recovery)	$2,307	$(724)	$3,031	419%

Impairment loss (recovery) on trade receivables of for the six months ended June 30, 2016 was ($0.3) million, compared to ($1.0) million for the corresponding period of 2015. Impairment recoveries in the first half of 2016 and 2015 resulted from the collection of outstanding receivables principally in Asia that were previously considered impaired and written down in a previous period. In the event that we are able to recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Restructuring expenses of $2.5 million for the six months ended June 30, 2016 relate to cost reduction initiatives that included the elimination of approximately 50 positions including the elimination of three executive level positions, as well as estimated costs associated with the expected closure of the contract manufacturing facility in Tijuana, Mexico. These cost reduction initiatives were primarily focused on reducing our operating cost base associated with methanol Telecom Backup Power activities as we continued to review strategic alternatives for these assets prior to the transaction with CHEM.

Acquisition charges of $0.3 million for the three and six months ended June 30, 2015 relate to costs incurred related to the signing of a definitive agreement to acquire Protonex. Acquisition costs are expensed as incurred.

Finance income (loss) and other for the three and six months ended June 30, 2016 was ($0.5) million and $0.1 million, respectively, compared to $0.2 million and $0.1 million, respectively, for the corresponding periods of 2015. The following tables provide a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2016	2015	$ Change	% Change
Employee future benefit plan expense	$(72)	$(72)	$-	-
Pension administration expense	-	(18)	18	100%
Investment and other income (loss)	(33)	29	(62)	(214%	)
Foreign exchange gain (loss)	(436)	258	(694)	(269%	)
Finance income (loss) and other	$(541)	$197	$(738)	(375%	)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2016	2015	$ Change	% Change
Employee future benefit plan expense	$(144)	$(144)	$-	-
Pension administration expense	(5)	(18)	13	72%
Investment and other income	-	62	(62)	(100%	)
Foreign exchange gain (loss)	295	211	84	40%
Finance income (loss) and other	$146	$111	$35	32%

Employee future benefit plan expense for the three and six months ended June 30, 2016 were ($0.1) million, consistent with the corresponding periods of 2015. Employee future benefit plan expense primarily represents the excess of expected interest cost on plan obligations in excess of the expected return on plan assets related to a curtailed defined benefit pension plan for certain former United States employees. Nominal pension administration expense for the three and months ended June 30, 2016 and 2015 represent administrative costs incurred in managing the plan.

Foreign exchange gains (losses) for the three and six months ended June 30, 2016 were ($0.4) million and $0.3 million, respectively, compared to $0.3 million and $0.2 million, respectively, for the corresponding periods of 2015. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position and on any outstanding foreign exchange currency contracts that are marked to market each reporting period if not qualified for hedge accounting treatment. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date.

Investment and other income for the three and six months ended June 30, 2016 and 2015 were nominal and were earned primarily on our cash, cash equivalents and short-term investments.

Finance expense for the three and six months ended June 30, 2016 was ($0.2) million and ($0.4) million, respectively, consistent with the corresponding periods of 2015. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Gain on sale of Intellectual Property for the six months ended June 30, 2015 of $14.2 million resulted from the sale of the automotive-related patents and patent applications of the UTC Portfolio which were previously acquired by us from UTC in 2014 and subsequently transferred to Volkswagen in the first quarter of 2015 on the closing of the initial tranche of the Volkswagen IP Agreement. On the closing of the sale of this initial tranche in the first quarter of 2015, we recognized a gain on sale of intellectual property of $14.2 million on net proceeds received of $29.5 million. On the closing of this initial transaction on February 23, 2015, Ballard transferred ownership of the automotive-related patents and patent applications of the UTC Portfolio in exchange for gross proceeds of $40 million. This receipt triggered a 25%, or ($10.0) million, license fee payment to UTC. Although ownership of the patents and patent applications was transferred to Volkswagen, Ballard received a royalty-free back-license to all the transferred patents and patent applications for use in all non-automotive applications, in bus applications and in certain limited pre-commercial automotive applications. The gain on sale of intellectual property of $14.2 million represents gross proceeds received on the sale of the automotive-related patents and patent applications from Volkswagen of $40.0 million, net of the license fee paid to UTC of ($10.0) million, transaction costs of approximately ($0.5) million, and the ascribed cost of the patents and patent applications in the UTC Portfolio of approximately ($15.3) million.

Impairment (Loss) on Intangible Assets and Property, Plant and Equipment for the six months ended June 30, 2016 of ($1.2) million consist of a ($0.8) million impairment charge on intangible assets and a ($0.4) million impairment charge on property, plant and equipment as we wrote-down certain methanol Telecom Backup Power assets to their estimated net realizable value of $nil. The impairment charges were incurred during the first quarter of 2016 while we continued to review strategic alternatives for our methanol Telecom Backup Power assets prior to concluding the transaction with CHEM in the second quarter of 2016.

Gain (Loss) on sale of assets for the three and six months ended June 30, 2016 of ($0.4) million and was recognized on the closing of the transaction with CHEM. During the second quarter of 2016, we completed the sale of certain of our methanol Telecom Backup Power business assets to CHEM for a purchase price of up to $6.1 million, of which $3 million was paid on closing. The remaining potential purchase price of up to $3.1 million consists of an earn-out arising from sales of methanol Telecom Backup Power systems by CHEM during the 18-month period to November 2017 derived from the sales pipeline transferred to CHEM on closing. The remaining potential purchase price of up to $3.1 million has been recorded as proceeds receivable at its estimated fair value of $1.8 million. The final gain (loss) on sale arising from the CHEM transaction is therefore subject to change depending upon the final earn-out amount actually received by Ballard through November 2017. On the closing of this transaction, CHEM received certain assets related to the methanol Telecom Backup Power line of our business, including intellectual property rights and physical assets such as inventory and related product brands.

Net loss attributed to non-controlling interests for the three and six months ended June 30, 2016 was ($0.2) million and ($0.6) million, respectively, compared to ($0.3) million and ($0.6) million, respectively, for the corresponding periods of 2015. Amounts primarily represent the non-controlling interest of Dantherm A/S in the losses of Dantherm Power as a result of their 43% total equity interest in Dantherm Power and were relatively consistent period over period.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts	Quarter ended,
and weighted average shares outstanding which are expressed in thousands)
	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2016	2016	2015	2015
Revenues from continuing operations	$17,647	$16,304	$19,986	$16,037
Net income (loss) attributable to Ballard from	$(5,810)	$(9,994)	$(1,355)	$(4,135)
continuing operations
Net income (loss) per share attributable to	$(0.04)	$(0.06)	$(0.01)	$(0.03)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	156,889	156,851	155,188	141,253

	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2015	2015	2014	2014
Revenues	$11,177	$9,263	$15,647	$20,611
Net income (loss) attributable to Ballard	$(7,342)	$7,017	$(17,467)	$(2,423)
Net income (loss) per share attributable to	$(0.06)	$0.05	$(0.13)	$(0.02)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	132,595	132,276	132,104	132,049

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

●

Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects.

Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts including the contract with Volkswagen which commenced in the first quarter of 2013, the Azure Bus Licensing Agreement which commenced in the third quarter of 2013 and the Azure Telecom Backup Power Licensing Agreement which commenced in the second quarter of 2014 prior to breaches by Azure of both the Azure Bus Licensing Agreement and the Azure Telecom Backup Power Licensing Agreement in the fourth quarter of 2014. Revenues were positively impacted as of the fourth quarter of 2015 by the acquisition and integration of Protonex on October 1, 2015. Revenues were negatively impacted as of the second quarter of 2016 by the CHEM transaction whereby we disposed certain assets related to our methanol Telecom Backup Power line of our business including intellectual property rights and physical assets such as inventory and related product brands.

●

Operating expenditures: Operating expenses were negatively impacted in the first quarter of 2016 by restructuring expenses of ($2.2) million related to cost reduction initiatives that included the elimination of approximately 50 positions including the elimination of three executive level positions. Operating expenses were negatively impacted as of the fourth quarter of 2015 by the acquisition of Protonex and the  assumption of its cost base on October 1, 2015, including the incurrence of acquisition related expenses totaling $1.5 million incurred in the second and third quarters of 2015. Operating expenses were positively impacted in the first quarter of 2015 by net recoveries of previously impaired trade receivables of $1.0 million. Operating expenses were negatively impacted in the fourth quarter of 2014 by impairment losses on trade receivables of ($6.2) million consisting of a ($4.4) million impairment charge as a result of material breaches by Azure of the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement, and by additional impairment charges of ($1.8) million related to non-collection of certain of our customers primarily in Asia. Impairment losses on trade receivables are recognized in other income (expense). Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

●

Net income (loss): Net income for the first quarter of 2016 was negatively impacted by impairment losses on intangible assets and property, plant and equipment totaling ($1.2) million as a result of the write-down of certain Telecom Backup Power assets to their estimated net realizable value of $nil. Net income for the first quarter of 2015 was positively impacted by a gain on sale of intellectual property of $14.2 million resulting from the sale of the automotive-related patents and patent applications of the UTC Portfolio transferred to Volkswagen on the closing of the initial tranche of the Volkswagen IP Agreement. Net income for the fourth quarter of 2015 was positively impacted by a gain on sale of intellectual property of $5.4 million resulting from the sale of a copy of the automotive-related know-how of the UTC Portfolio to Volkswagen on the closing of the second and final tranche of the Volkswagen IP Agreement.

CASH FLOWS

Cash, cash equivalents and short-term investments were $41.3 million at June 30, 2016, compared to $40.0 million at December 31, 2015. The $1.3 million increase in cash, cash equivalents and short-term investments in 2016 was driven by net proceeds of $9.2 million received in the first quarter of 2016 as a result of the fourth quarter of 2015 sale of the automotive-related know-how of the UTC Portfolio to Volkswagen pursuant to the second and final tranche of the Volkswagen IP Agreement, by net proceeds of $3.3 million (Canadian $4.6 million) as we agreed to a settlement agreement with Superior Plus as to the full and final amount payable to us under the Indemnity Agreement, and by the initial net proceeds received of $3.0 million related to the CHEM transaction. These 2016 inflows were partially offset by a net loss (excluding non-cash items) of ($11.1) million, working capital outflows of ($0.3) million, purchases of property, plant and equipment of ($1.4) million, finance lease repayments of ($0.7) million, and by investments in fuel cell technology intangible assets of ($0.7) million.

For the three months ended June 30, 2016, cash used by operating activities was ($3.9) million, consisting of cash operating losses of ($3.7) million and net working capital outflows of ($0.2) million. For the three months ended June 30, 2015, cash used by operating activities was ($5.3) million, consisting of cash operating losses of ($5.5) million, partially offset by net working capital inflows of $0.2 million. The $1.4 million reduction in cash used by operating activities in the second quarter of 2016, as compared to the second quarter of 2015, was driven by the relative improvement in cash operating losses of $1.8 million, partially offset by the relative increase in working capital requirements of ($0.5) million. The $1.8 million decline in cash operating losses in the second quarter of 2016 was due primarily to the $1.9 million reduction in Adjusted EBITDA loss.

In the second quarter of 2016, net working capital outflows of ($0.2) million were driven by higher accounts receivable of ($4.7) million primarily as a result of the timing of Material Handling, Technology Solutions and Portable Power revenues and the related customer collections, and by higher inventory of ($2.4) million primarily to support expected Heavy-Duty Motive and Power Products shipments to customers in the second half of 2016. These second quarter of 2016 working capital outflows were partially offset by higher deferred revenue of $5.8 million as we collected pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed, and by lower prepaid expenses of $1.2 million due primarily to the timing of certain purchases and supplier payments.

Working capital inflows of $0.2 million in the second quarter of 2015 were driven by higher deferred revenue of $4.3 million as we collected pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed. These second quarter of 2015 working capital inflows were partially offset by higher accounts receivable of ($2.1) million primarily as a result of the timing of Backup Power revenues and the related customer collections, by higher inventory of ($0.8) million primarily as a result of delayed but expected Backup Power system shipments, and by higher prepaid expenses of ($1.0) million related primarily to the timing of annual insurance and property tax renewals.

For the six months ended June 30, 2015, cash used in operating activities was ($11.4) million, consisting of cash operating losses of ($11.1) million and net working capital outflows of ($0.3) million. For the six months ended June 30, 2015, cash used in operating activities was ($10.7) million, consisting of cash operating losses of ($11.3) million partially offset by net working capital inflows of $0.6 million. The ($0.7) million increase in cash used by operating activities in the first half of 2016, as compared to the first half of 2015, was driven by the relative increase in working capital requirements of ($0.9) million, partially offset by the reduction in cash operating losses of $0.2 million. The $0.2 million reduction in cash operating losses in the first half of 2016 was due primarily to lower impairment recoveries on trade receivables of $0.8 million, partially offset by a $(0.2) million increase in Adjusted EBITDA loss.

In the first half of 2016, net working capital outflows of ($0.3) million were driven by higher inventory of ($5.1) million primarily to support expected Heavy-Duty Motive and Power Products shipments to customers in the second half of 2016, and by higher accounts receivable of ($3.8) million primarily as a result of the timing of Material Handling, Technology Solutions and Portable Power revenues and the related customer collections. These first half of 2016 working capital outflows were partially offset by higher deferred revenue of $7.4 million as we collected pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed, and by higher accounts payable and accrued liabilities of $2.7 million due primarily to restructuring expenses which will be paid over 2016 and 2017.

In the first half of 2015, net working capital inflows of $0.6 million was driven by higher deferred revenue of $6.3 million as we collected pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts in advance of work performed, and by lower accounts receivable of $2.8 million primarily as a result of the timing of revenues and the related customer collections. These first half of 2015 working capital inflows were partially offset by higher inventory of ($3.9) million primarily as a result of delayed but expected Backup Power system shipments, by lower accrued warranty provisions of ($2.1) million due primarily to fuel cell bus warranty contract expirations and customer service related expenses incurred in our Backup Power market in Asia, by lower accounts payable and accrued liabilities of ($1.2) million as a result of the timing of supplier payments and annual compensation awards, and by higher prepaid expenses of ($1.2) million related primarily to the timing of annual insurance and property tax renewals.

Investing activities resulted in net cash inflows of $1.7 million and $10.2 million, respectively, for the three and six months ended June 30, 2016, compared to net cash inflows (outflows) of ($1.1) million and $28.0 million, respectively, for the corresponding periods of 2015. Investing activities in the first half of 2016 of $10.2 million consist primarily of net proceeds of $9.2 million received in the first quarter of 2016 as a result of the fourth quarter of 2015 sale of the automotive-related know-how of the UTC Portfolio to Volkswagen, the initial net proceeds of $3.0 million received in the second quarter of 2016 from the CHEM transaction, partially offset by capital expenditures of ($1.4) million, and by investments in fuel cell technology intangible assets of ($0.7) million. Investing activities in the first half of 2015 of $28.0 million consist primarily of net proceeds received on the sale of intellectual property of $29.5 million on the closing of the initial tranche of the Volkswagen IP Agreement, partially offset by capital expenditures of ($1.3) million, and by investments in fuel cell technology intangible assets of ($0.2) million.

Financing activities resulted in net cash inflows (outflows) of ($0.5) million and $2.6 million, respectively, for the three and six months ended June 30, 2016, compared to net cash outflows of ($0.2) million and nil, respectively, for the corresponding periods of 2015. Financing activities in the first half of 2016 of $2.6 million consist primarily of net proceeds of $3.3 million (Canadian $4.6 million) received pursuant to a settlement agreement with Superior Plus as to the full and final amount payable to us under the Indemnity Agreement, partially offset by capital lease payments of ($0.7) million. Financing activities in the first half of 2015 of nil consist of net proceeds from share purchase warrant exercises of $0.2 million, proceeds from employee share purchase option exercises of $0.3 million, offset by capital lease payments of ($0.5) million.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2016, we had total Liquidity of $41.3 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $41.3 million, net of amounts drawn on our $7 million Canadian demand revolving facility (“Operating Facility”) of nil. The Operating Facility is occasionally used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

We also have a $1.8 million Canadian capital leasing facility (“Leasing Facility”) which is occasionally used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At June 30, 2016, $0.1 million Canadian was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. As a result of our recent actions to bolster our cash balances including the net proceeds received pursuant to the Volkswagen IP Agreement, the July 2015 Offering, the November 2015 Nisshinbo equity investment, and the settlement of the Superior Plus Indemnity Agreement, we believe that we have adequate liquidity in cash and working capital to meet this Liquidity objective and to finance our operations.

Failure to achieve or maintain this Liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

In addition to our existing cash reserves of $41.3 million at June 30, 2016, there are 0.1 million warrants outstanding (expire on March 27, 2018) from the March 2013 underwritten offering each of which enables the holder to purchase one common share at a fixed price of $1.50 per common share, and 1.7 million warrants outstanding (expire on October 9, 2018) from the October 2013 underwritten offering each of which enable the holder to purchase one common share at a fixed price of $2.00 per common share. If any of these warrants are exercised, our liquidity position would be further augmented. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable such an action and to allow the exercise of warrants, we filed a new short form base shelf prospectus (“Prospectus”) in June 2016 ahead of the expiry of our existing short form base shelf prospectus in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission. These filings enable offerings of equity securities during the effective period (to July 2018) of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2016 BUSINESS OUTLOOK

In 2016, we expect to grow revenue, improve gross margin and rationalize certain operating costs. We expect to see revenue growth in our Heavy-Duty Motive market as well as a full-year contribution from our Portable Power market. On gross margin improvement, we plan to generate further product cost reductions and improve operating efficiencies while realizing benefits from expected increased volumes and improved product mix, including important contributions from Portable Power, Technology Solutions and Heavy-Duty Motive. Finally, on operating costs, we have now completed the review of strategic alternatives for our methanol Telecom Backup Power business culminating with the CHEM transaction in the second quarter of 2016, and have completed the corresponding rationalization of our methanol Telecom Backup Power engineering, sales and executive team cost structures.

Given the early stage of fuel cell market development and adoption rate and consistent with 2015, we have decided not to provide specific revenue and Adjusted EBITDA guidance for 2016. While our strategic focus on multiple fuel cell product markets, engineering services and intellectual property monetization serves to mitigate risk, the resulting cadence in customer demand can be uneven through the early stages of market development. As such, our financial results on a quarterly basis are subject to a high degree of variability.

Our outlook for 2016 is based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales and financial results in the first half of 2016, sales orders received for units and services to be delivered in the remainder of 2016, an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2016, and assumes an average U.S. dollar exchange rate in the mid 70’s in relation to the Canadian dollar for the remainder of 2016. The primary risk factors to our business outlook expectations for 2016 are delays from forecast in terms of closing and delivering expected sales primarily in our Heavy-Duty Motive and Portable Power markets, potential adverse macro-economic conditions negatively impacting our Chinese customer’s access to capital and program plans which could adversely impact our Heavy-Duty market, potential disruptions in the Material Handling market as a result of our reliance on a single customer in this market and that customer’s internal stack development and commercialization plans, and fluctuations in the Canadian dollar, relative to the U.S. dollar, as a significant portion of our Technology Solutions revenues (including the technology development and engineering services agreement with Volkswagen) are priced in Canadian dollars.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. The Company's revenues, cash flows and other operating results can vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, cash flows or results of operations on a quarterly basis. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Company's shares may be materially and adversely affected.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss if either not designated, or not qualified, under hedge accounting criteria. At June 30, 2016, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $10.0 million at an average rate of 1.32 Canadian per U.S dollar, resulting in an unrealized gain of $0.2 million at June 30, 2016. The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

At June 30, 2016, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At June 30, 2016, we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	4-5 years	After 5
		one year			years
Operating leases	$11,070	$2,498	$4,843	$1,925	$1,804
Capital leases	10,356	1,167	2,191	2,437	4,561
Asset retirement obligations	4,548	-	2,871	-	1,721
Total contractual obligations	$25,974	$3,665	$9,861	$4,362	$8,086

In addition, we have outstanding commitments of $3.2 million related primarily to purchases of capital assets at June 30, 2016. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC on April 24, 2014, we retain a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from our intellectual property portfolio for a period of 15-years expiring in April 2029.

As at June 30, 2016, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement. We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date as a result of this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties.

At June 30, 2016, we have not accrued any amount owing, or receivable, as a result of any indemnity agreements undertaken in the ordinary course of business.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in either us or Dantherm Power, together with their subsidiaries and affiliates. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. For the three and six months ended June 30, 2016 and 2015, related party transactions and balances are limited to transactions between Dantherm Power and its non-controlling interests as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended June 30,
Transactions with related parties	2016	2015
Purchases	$20	$29
Finance expense on Dantherm Power debt to Dantherm Power non-	$8	$8
controlling interests

(Expressed in thousands of U.S. dollars)	Six Months Ended June 30,
Transactions with related parties	2016	2015
Purchases	$36	$90
Finance expense on Dantherm Power debt to Dantherm Power non-	$16	$15
controlling interests

(Expressed in thousands of U.S. dollars)	As at June 30,
Balances with related parties	2016	2015
Trade accounts payable	$17	$56
Interest payable	$87	$56
Dantherm Power debt to Dantherm Power non-controlling interests	$444	$445

Ballard holds a controlling 57% ownership interest in Dantherm Power, as compared to a 43% interest held by Dantherm A/S. As of June 30, 2016, the outstanding Dantherm Power debt (including interest) to Dantherm Power’s non-controlling interests totals $0.5 million, bears interest at 6.0% per annum, is non-convertible, and is repayable by December 31, 2018.

OUTSTANDING SHARE DATA

As at July 26, 2016
Common share outstanding	156,945,266
Warrants outstanding	1,797,563
Options outstanding	5,975,319
DSU’s outstanding	1,321,607
RSU’s and PSU’s outstanding (subject to vesting criteria)	1,617,921

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies:

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of the Corporation’s ability to continue as a going concern (See Note 2 (e) to our condensed consolidated interim financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2015.

Key Sources of Estimation Uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services, the license and sale of intellectual property, and the provision of engineering services. Product and service revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Intellectual property license and sale revenues are derived primarily from licensing and sale agreements and from long-term fixed price contracts. Engineering service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On standard licensing and sale agreements, revenues are recognized on the transfer of the rights to the licensee if (i) the rights to the assets are assigned to the licensee in return for a fixed fee or a non-refundable guarantee; (ii) the contract is non-cancellable; (iii) the licensee is able to exploit its rights to the asset freely; and (iv) the Company has no remaining obligations to perform. Otherwise, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. Revenue recognition for license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

●	The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●	The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three and six months ended June 30, 2016 and 2015, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our business.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2015 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three and six months ended June 30, 2016.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the six months ended June 30, 2016, we recorded impairment losses on intangible assets of ($0.8) million and impairment losses on property, plant and equipment of ($0.4) million as we wrote-down certain methanol Telecom Backup Power assets to their estimated net realizable value of $nil. The impairment charges were incurred during the first quarter of 2016 while we continued to review strategic alternatives for our methanol Telecom Backup Power assets prior to concluding the transaction with CHEM in the second quarter of 2016.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three and six months ended June 30, 2016, we recorded provisions to accrued warranty liabilities of $0.1 million and $0.4 million, respectively, for new product sales, compared to $0.2 million and $0.5 million, respectively, for the three and six months ended June 30, 2015.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and six months ended June 30, 2016 were adjusted downwards by a net amount of $0.2 million and $0.1 million, respectively, compared to a net adjustment downwards of $0.1 million and $0.9 million for the three and six months ended June 30, 2015. The positive adjustments to the accrued warranty liability provisions in the first half of 2015 were due primarily due to contractual warranty expirations and improved lifetimes and reliability of our Heavy-Duty Motive products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three and six months ended June 30, 2016, nominal inventory adjustments were recorded as a charge to cost of product and service revenues, compared to positive (negative) inventory adjustments of $0.1 million and ($0.1) million, respectively, for the three months and six months ended June 30, 2015.

IMPAIRMENT RECOVERIES (LOSSES) ON TRADE RECEIVABLES

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of our trade and other receivables and establishing the appropriate provision for doubtful accounts, we perform regular reviews to estimate the likelihood that our trade and other accounts receivable will ultimately be collected in a timely manner. Where we determine that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required. During the six months ended June 30, 2016, net impairment recoveries on trade receivables of $0.3 million were recorded in other operating income, compared to net impairment recoveries of $1.0 million for the six months and year ended June 30, 2015.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of June 30, 2016 and 2015, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW AND FUTURE IFRS ACCOUNTING POLICIES

Recently Adopted Accounting Policy Changes:

We did not adopt any new accounting standard changes or amendments effective January 1, 2016 that had a material impact on our consolidated financial statements.

Future Accounting Policy Changes:

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

IFRS 2 – SHARE-BASED PAYMENTS
On June 20, 2016, the IASB issued amendments to IFRS 2 Share-based Payment, clarifying how to account for certain types of share-based payment transactions.

The amendments provide requirements on the accounting for:

●	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
●	share-based payment transactions with a net settlement feature for withholding tax obligations; and
●	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 – FINANCIAL INSTRUMENTS

On July 24, 2014, the IASB issued the complete IFRS 9 Financial Instruments (“IFRS 9 (2014)”). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.

IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Corporation intends to adopt IFRS 9 (2014) in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16 – LEASES

On January 13, 2016, the IASB issued IFRS 16 Leases. IFRS 16 standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.

The new standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers as at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. The Corporation intends to adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs for the three and six months ended June 30, 2016 and 2015:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Cash Operating Costs	2016	2015	$ Change
Total Operating Expenses	$10,064	$8,736	$1,328
Stock-based compensation (expense)
recovery	(780)	(1,184)	404
Impairment recovery (losses) on trade
receivables	64	(8)	72
Acquisition and integration costs	(21)	(300)	279
Restructuring (charges) recovery	(313)	13	(326)
Financing charges	-	-	-
Depreciation and amortization	(592)	(517)	(75)
Cash Operating Costs	$8,422	$6,740	$1,682

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Cash Operating Costs	2016	2015	$ Change
Total Operating Expenses	$23,079	$16,972	$6,107
Stock-based compensation (expense)
recovery	(1,652)	(1,944)	292
Impairment recovery (losses) on trade
receivables	251	1,011	(760)
Acquisition and integration costs	(43)	(300)	257
Restructuring (charges) recovery	(2,515)	13	(2,528)
Financing charges	-	-	-
Depreciation and amortization	(1,334)	(1,142)	(192)
Cash Operating Costs	$17,786	$14,610	$3,176

The components of Cash Operating Costs of research and product development (operating cost), general and administrative (operating cost), and sales and marketing (operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense and depreciation and amortization expense. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three and six months ended June 30, 2016 and 2015 is included in Operating Expense and Other Items.

A breakdown of total stock-based compensation expense for the three and six months ended June 30, 2016 and 2015 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Stock-based compensation expense	2016	2015	$ Change
Total stock-based compensation expense
recorded as follows:
Cost of goods sold	$-	$-	$-
Research and product development expense	296	405	(109)
General and administrative expense	317	529	(212)
Sales and marketing expense	167	250	(83)
Stock-based compensation expense	$780	$1,184	$(404)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Stock-based compensation expense	2016	2015	$ Change
Total stock-based compensation expense
recorded as follows:
Cost of goods sold	$-	$-	$-
Research and product development expense	544	647	(103)
General and administrative expense	796	883	(87)
Sales and marketing expense	312	414	(102)
Stock-based compensation expense	$1,652	$1,944	$(292)

A breakdown of total depreciation and amortization expense for the three and six months ended June 30, 2016 and 2015 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Depreciation and amortization expense	2016	2015	$ Change
Total depreciation and amortization expense
recorded as follows:
Cost of goods sold	$434	$478	$(44)
Research and product development expense	497	470	27
General and administrative expense	93	47	46
Sales and marketing expense	1	-	1
Depreciation and amortization expense	$1,025	$995	$30

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Depreciation and amortization expense	2016	2015	$ Change
Total depreciation and amortization expense
recorded as follows:
Cost of goods sold	$925	$913	$12
Research and product development expense	1,137	1,051	86
General and administrative expense	193	91	102
Sales and marketing expense	3	-	3
Depreciation and amortization expense	$2,258	$2,055	$203

EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss attributable to Ballard, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. The following tables show a reconciliation of net loss attributable to Ballard to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2016 and 2015:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
EBITDA and Adjusted EBITDA	2016	2015	$ Change
Net income (loss) attributable to Ballard	$(5,810)	$(7,342)	$1,532
Depreciation and amortization	1,025	995	30
Finance expense	179	206	(27)
Income taxes	-	8	(8)
EBITDA attributable to Ballard	$(4,606)	$(6,133)	$1,527
Stock-based compensation expense
(recovery)	780	1,184	(404)
Acquisition and integration costs	21	300	(279)
Finance and other (income) loss	541	(197)	738
Gain on sale of intellectual property	-	-	-
Impairment charges (recovery) on intangible
assets and property, plant and equipment	(24)	-	(24)
Loss on sale of assets	366	-	366
Adjusted EBITDA	$(2,922)	$(4,846)	$1,924

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
EBITDA and Adjusted EBITDA	2016	2015	$ Change
Net income (loss) attributable to Ballard	$(15,804)	$(325)	$(15,479)
Depreciation and amortization	2,259	2,055	204
Finance expense	350	404	(54)
Income taxes	3	11	(8)
EBITDA attributable to Ballard	$(13,192)	$2,145	$(15,337)
Stock-based compensation expense
(recovery)	1,652	1,944	(292)
Acquisition and integration costs	43	300	(257)
Finance and other (income) loss	(146)	(111)	(35)
Gain on sale of intellectual property	-	(14,195)	14,195
Impairment charges on intangible assets and
property, plant and equipment	1,151	-	1,151
Loss (gain) on sale of assets	367	(1)	368
Adjusted EBITDA	$(10,125)	$(9,918)	$(207)

Normalized Net Loss
This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard, primarily because it does not include impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs. The following table shows a reconciliation of net loss attributable to Ballard to Normalized Net Loss for the three and six months ended June 30, 2016 and 2015.

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Normalized Net Loss	2016	2015	$ Change
Net (loss) attributable to Ballard	$(5,810)	$(7,342)	$1,532
Impairment loss (recovery) on trade
receivables	(64)	8	(72)
Acquisition and integration costs	21	300	(279)
Loss on sale of property, plant and equipment	372	-	372
Impairment charges on intangible
assets and property, plant and equipment	(24)	-	(24)
Normalized Net Loss	$(5,505)	$(7,034)	$1,529
Normalized Net Loss per share	$(0.04)	$(0.05)	$0.02

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Normalized Net Loss	2016	2015	$ Change
Net (loss) attributable to Ballard	$(15,804)	$(325)	$(15,479)
Impairment loss (recovery) on trade receivables	(251)	(1,011)	760
Acquisition and integration costs	43	300	(257)
Gain on sale of intellectual property	-	(14,195)	14,195
Loss on sale of property, plant and equipment	372	-	372
Impairment charges on intangible assets and property, plant and equipment	1,151	-	1,151
Normalized Net Loss	$(14,489)	$(15,231)	$742
Normalized Net Loss per share	$(0.09)	$(0.12)	$0.02

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the three and six months ended June 30, 2016, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

As Protonex was acquired in the last 365 days, we have limited the scope of our design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Protonex. Summary financial information of Protonex included in our consolidated financial statements as at and for the six months ended June 30, 2016 is as follows:

Select Protonex financial information
(Expressed in thousands of U.S. dollars)	2016
Revenues	$5,455
Cash Operating Costs (1)	$3,898
Adjusted EBITDA (1)	$(1,477)
Net loss	$(2,284)
Cash used by operating activities	$(4,435)
Cash and cash equivalents	$1,580
Total assets	$20,580
[1]	Cash Operating Costs, Adjusted EBITDA, Normalized Net Loss and Normalized Net Loss per share are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form which remain substantively unchanged. The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product and service volumes at the expected prices, controlling our costs, and obtaining the expected benefits arising from the Protonex acquisition. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product and service pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product or service pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations including subsidies or incentives associated with the adoption of clean energy products; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; risks relating to the Company’s successful integration of Protonex and its operations, such as the loss of key personnel due to the transaction, the disruption to the operations of the Company and Protonex’ respective businesses, the cost of integration exceeding that projected by Ballard, and the integration failing to achieve the expected benefits of the transaction; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.